UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO § 240.13d-2(a)

(Amendment No. 7)

MIRAMAR MINING CORPORATION

(Name of Issuer)

Common Shares

(Title of Class of Securities)

60466E100

(CUSIP Number)

Sharon E. Thomas

Vice President and Secretary

Newmont Mining Corporation of Canada Limited

Suite 1900, Box 2005

20 Eglinton Avenue West

Toronto, Ontario M4R 1K8

(415) 480-6480

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☒

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 60466E100	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Newmont Mining Corporation of Canada Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) BK, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 242,262,757 (1)
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 242,262,757 (1)
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 242,262,757 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Includes 223,762,757 common shares and 18,500,000 common shares issuable upon the exercise of warrants.

(2)

Calculated based on the 242,262,757 common shares represented to be outstanding by the Issuer to Newmont as of February 20, 2008, as adjusted to account for the 18,500,000 common shares that are issuable upon the exercise by Newmont Canada (as defined below) of warrants issued by the Issuer.

CUSIP No. 60466E100	13D	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS Newmont Mining Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) BK, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 242,262,757 (1)
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 242,262,757 (1)
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 242,262,757 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) CO, HC

(1)	Includes 223,762,757 common shares and 18,500,000 common shares issuable upon the exercise of warrants.

(2)

Calculated based on the 242,262,757 common shares represented to be outstanding by the Issuer to Newmont as of February 20, 2008, as adjusted to account for the 18,500,000 common shares that are issuable upon the exercise by Newmont Canada (as defined below) of warrants issued by the Issuer.

CUSIP No. 60466E100	13D	Page 4 of 5 Pages

EXPLANATORY NOTE

This Amendment No. 7 (“Amendment No. 7”) to Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 9, 2007, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on October 31, 2007; Amendment No. 2 to Schedule 13D filed with the SEC on December 7, 2007; Amendment No. 3 to Schedule 13D filed with the SEC on December 26, 2007; Amendment No. 4 to Schedule 13D filed with the SEC on January 7, 2008; Amendment No. 5 to Schedule 13D filed with the SEC on January 15, 2008; and Amendment No. 6 to Schedule 13D filed with the SEC on January 22, 2008 (as amended by Amendment No. 7, the “Schedule 13D”) by Newmont Mining Corporation of Canada Limited, a federal corporation under the Canada Business Corporations Act (“Newmont Canada”), and Newmont Mining Corporation, a Delaware corporation (“Newmont” and together with Newmont Canada, the “Reporting Persons”), amends and supplements the following items of the Schedule 13D. Capitalized terms used herein and not defined herein have the respective meanings set forth in the Schedule 13D.

Newmont Mining B.C. Limited, a British Columbia corporation and indirect wholly owned subsidiary of Newmont (“Acquisition Sub”), has completed the compulsory acquisition procedures for all remaining common shares of the Issuer that Acquisition Sub did not acquire in the Offer, and has caused the common shares of the Issuer to be de-listed from the Toronto Stock Exchange and the American Stock Exchange. Accordingly, this is the final Schedule 13D amendment to be filed by the Reporting Persons with respect to the Issuer.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented as follows:

On March 17, 2008, Acquisition Sub completed the compulsory acquisition procedures under the Business Corporations Act (British Columbia) for all of the common shares of the Issuer that Acquisition Sub did not acquire in the Offer. The common shares of the Issuer were de-listed from the Toronto Stock Exchange as of the close of trading March 12, 2008, and from the American Stock Exchange as of the close of trading on March 17, 2008. The Issuer has applied to the applicable Canadian securities regulators to cease to be a reporting issuer in each of the provinces and territories in Canada.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of the date hereof, Newmont Canada beneficially owns 242,262,757 common shares of the Issuer. Because of Newmont’s ownership of 100% of the outstanding equity of Newmont Canada, Newmont is deemed for certain purposes to beneficially own all of the 242,262,757 common shares of the Issuer beneficially owned by Newmont Canada. Those 242,262,757 common shares represent 100.0% of the 242,262,757 common shares of the Issuer as represented by the Issuer to be outstanding as of February 20, 2008.

(b) Newmont Canada holds the sole power to vote and dispose of the 242,262,757 common shares beneficially owned by Newmont Canada. Newmont is deemed for certain purposes to hold the sole power to vote and dispose of the 242,262,757 common shares beneficially owned by Newmont Canada as a result of its ownership of Newmont Canada.

(c) As described in Item 4 above, Acquisition Sub completed the compulsory acquisition procedures under the Business Corporations Act (British Columbia) for all of the common shares of the Issuer that Acquisition Sub did not acquire in the Offer. Other than the foregoing transaction and the other transactions described in Items 3 and 4 above, neither Newmont Canada nor Newmont, nor any director or executive officer of Newmont Canada or Newmont, has effected any transaction in the common shares of the Issuer during the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common shares of the Issuer that are beneficially owned by Newmont Canada and Newmont.

(e) Not applicable.

CUSIP No. 60466E100	13D	Page 5 of 5 Pages

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 7.17	Press Release issued by Newmont on March 17, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

NEWMONT MINING CORPORATION OF CANADA LIMITED

Dated: March 18, 2008	By:	/s/ Sharon E. Thomas
	Name:	Sharon E. Thomas
	Title:	Vice President and Secretary

NEWMONT MINING CORPORATION

Dated: March 18, 2008	By:	/s/ Sharon E. Thomas
	Name:	Sharon E. Thomas
	Title:	Vice President and Secretary